SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                        (Amendment No. ______3______)(1)
                     -

                           En Pointe Technologies Inc

                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    29247F108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 April 10, 2006

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)






(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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        NAME OF REPORTING PERSONS: Daniel Zeff
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                          (a)     X
                                          (b)
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        SEC USE ONLY
3.
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        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
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    NUMBER OF             SOLE VOTING POWER                                                               1,124,140
     SHARES         5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
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                          SHARED VOTING POWER                                                                     0
                    6.
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                          SOLE DISPOSITIVE POWER                                                          1,124,140
                    7.
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                          SHARED DISPOSITIVE POWER                                                                0
                    8.
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,124,140
9.

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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                    16.11%
11.
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        TYPE OF REPORTING PERSON*                                                                                IN
12.
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1(a).        Name of Issuer:

                           En Pointe Technologies Inc

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           100 North Sepulveda Boulevard
                           19th Floor
                           El Segundo, CA 90245
Item 2(a).        Name of Person Filing:

                           Daniel Zeff
                           (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Person is:

                           c/o Zeff Holding Company, LLC
                           50 California Street, Suite 1500
                           San Francisco, CA 94111


Item 2(c).        Citizenship:

                           Mr. Zeff is a United States citizen.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $.001

Item 2(e).        CUSIP Number: 29247F108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the
                  person filing is a:       Not Applicable

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

                  A.  Daniel Zeff

(a)  Amount beneficially owned:                                                                            1,124,140
(b)  Percent of Class:                                                                                         16.11%
(c)   Number of shares as to which such person has:

                     (i)   Sole power to vote or direct the vote:                                          1,124,140

                     (ii)  Shared power to vote or to direct the vote:                                             0

                     (iii) Sole power to dispose or direct the disposition of:                             1,124,140

                     (iv)  Shared power to dispose or to direct the disposition of:                                0

                                      -4-


                           As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Daniel
                           Zeff beneficially owns 1,124,140 shares of the Issuer's Common Stock, par value $.001 ("Common
                           Stock"), representing 16.11% of the Common Stock. Mr.
                           Zeff does not directly own any shares of Common
                           Stock, he indirectly owns 1,124,140 shares of Common
                           Stock in his capacity as the sole manager and member of Zeff Holding Company, LLC a Delaware limited liability company ("ZHC") which in turn serves as the general partner for Zeff Capital Partners I, L.P.
                           ("ZCP"), a Delaware Limited Partnership. Mr. Zeff also provides discretionary investment management services to Zeff Capital Offshore Fund ("ZCF"), a class of shares of Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                           Each of ZCP and ZCF have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common
                           Stock held by them.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                  on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

                                      -5-


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2006
                                                             /s/Daniel Zeff
                                                             --------------
                                                             Daniel Zeff




     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).